04013555

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5653

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2004 WASH. D.C. 202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 19th Avenue, Suite 700
(No. and Street)

Denver (City) Colorado (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, Suite 1600, Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin and Company, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA R. YOUNG NOTARY PUBLIC STATE OF COLORADO

Signature

Vice President
Title

Notary Public
My Commission Expires: May 12, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the "Company") as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coughlin and Company, Inc., as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Hein + Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
October 29, 2004

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

COUGHLIN AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

ASSETS

ASSETS:		
Cash	$	141,597
Cash segregated under Rule 15c3-3		2,584
Deposits with clearing organizations (cash)		101,858
Receivables, related party		31,800
Note receivable		150,000
Marketable securities owned, at market value		836,417
Not-readily marketable securities		102,502
Secured demand notes		550,000
Property and equipment, net		62,369
Cash surrender value of life insurance policies		550,141
Other assets		17,498
TOTAL ASSETS	$	2,546,766

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	95,498
Deferred gain		69,048
Payable – other		55,540
COMMITMENTS (Note 11)		
SUBORDINATED BORROWINGS		550,000
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value; 100,000 shares authorized; 24,656 shares issued and outstanding		24,656
Retained earnings		1,752,024
Total stockholders' equity		1,776,680
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,546,766

See accompanying notes to this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – The statement of financial position presents the accounts of Coughlin and Company, Inc. (the "Company"), a full-service brokerage house which comprises several classes of service, including investment transactions, agency transactions, and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

Securities Transactions – Proprietary and customer security transactions are generally recorded on settlement date, which does not differ materially from trade date. Marketable securities are valued at market, and securities not readily marketable are valued at fair value as estimated by management.

Property and Equipment – Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following:

Furniture and equipment	$ 157,941
Autos	70,631
Less: Accumulated depreciation	(166,203)
Total	$ 62,369

Income Taxes – The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The Company makes significant assumptions concerning its not-readily marketable securities. Due to changes in market conditions and uncertainties inherent in the estimation process, it is at least reasonably possible that the estimate of fair value of certain not-readily marketable securities could change in the near term. However, management does not believe such changes will materially affect the Company's financial position or results of operations.

2. **NOTE RECEIVABLE**:

In fiscal 2002, the Company sold its equity investment in a real estate development LLC to a third party in exchange for $50,000 cash and a $150,000 note. The note was renewed on September 25, 2004 and bears interest at 10% per annum. $75,000 is due on September 1, 2005 with the balance of the note due on September 1, 2006. The note is collateralized by the third party's equity interest in the real estate development LLC.

3. **SECURITIES OWNED**:

Marketable securities owned consist of trading and investment securities at estimated market values as follows:

Corporate stocks	$ 34,500
State and municipal obligations	642,507
Corporate nonconvertible debt	112,276
Government obligations	47,134
	$ 836,417

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Generally, not-readily marketable securities are stated at cost, which management believes approximates fair value. However, one equity investment is recorded at a fair value of $32,502 or $169,498 below cost. In fiscal 2002, the Company purchased all remaining outstanding bonds of a real estate developer LLC (the "Developer") and, in the same fiscal year, recorded a $169,498 unrealized loss on this investment. In January 2003, the Company exchanged these bonds for an equity interest in the Developer. Management expects to recover a portion of its original investment cost in fiscal 2005 when the Developer sells its remaining real estate properties.

4. **RELATED PARTY TRANSACTIONS**:

Related party receivables generally include short-term cash advances by the Company to certain partnerships in which the principal stockholders of the Company are partners. During fiscal 2004, the Company loaned $242,301 to these partnerships and collected $215,824 from these partnerships.

The Company leases office space from an entity owned by an officer and an officer/director/shareholder of the Company (see Note 9).

5. SECURED DEMAND NOTES DUE FROM STOCKHOLDERS:

Secured demand notes receivable at September 30, 2004 are comprised of three notes totaling $550,000. These notes accrue interest at 7% per annum, are collateralized by certain marketable securities of the borrowers and mature in October 2004.

In October 2004, all three secured demand notes were renewed and mature in October 2005.

6. SUBORDINATED BORROWINGS DUE TO STOCKHOLDERS:

Subordinated borrowings at September 30, 2004 are comprised of three secured demand notes totaling $550,000. These notes accrue interest at 7% per annum and mature in October 2004.

Subordinated borrowings are included in the computation of net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In October 2004, all three subordinated notes were renewed and are due in October 2005.

7. INCOME TAXES:

The effect of temporary differences, which create deferred tax assets and liabilities, are as follows:

	Deferred Tax Asset (Liability)
Not-readily marketable securities	$ 25,425
Deferred gain and other	7,386
Marketable securities owned	4,575
Total deferred taxes	$ 37,386

The Company has established a valuation allowance of $37,386 to offset total deferred taxes.

8. PROFIT-SHARING PLAN:

The Company has a profit-sharing plan covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the plan. Company contributions to the plan are made at the discretion of the Board of Directors. Contributions totaling $36,000 were approved by the Board of Directors in fiscal 2004.

9. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK:**

In the normal course of business, the Company's activities with customers involve the execution, settlement and indirect financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event customers are unable to fulfill their contracted obligations.

10. **CONCENTRATION OF CREDIT RISKS:**

The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with the customers' nonperformance in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

11. **COMMITMENTS:**

The Company leases office space through December 31, 2004 from an entity owned by an officer and an officer/director/shareholder of the Company. The future minimum rental commitment under this lease is $11,700.

12. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2004, the Company had net capital of $1,911,654, which was $1,661,654 in excess of required net capital.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

October 29, 2004

Board of Directors
Coughlin & Company
140 E. 19th Avenue, Suite 700
Denver, CO 80203

Dear Sirs.:

In planning and performing our audit of the financial statements of Coughlin and Company, Inc. (the Company), for the year ended September 30, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, Suite 1600
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Hein & Associates LLP

HEIN & ASSOCIATES LLP